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Exhibit

Exhibit            Description

99.1                 Announcement on 2018/07/03: Fuzhou Intermediate People's Court rules for Micron (Shanghai) Trading Co. to suspend their infringement

99.2                 Announcement on 2018/07/03: Fuzhou Intermediate People's Court rules for Micron Semiconductor (Xi'an) Co. and Micron (Shanghai) Trading Co. to suspend their infringement

Exhibit 99.1

Fuzhou Intermediate People's Court rules for Micron (Shanghai) Trading Co. to suspend their infringement

1. Date of occurrence of the event: 2018/07/03

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The Company received No.136-1 Civil Ruling rendered by Fuzhou Intermediate People's Court (hereinafter referred to as the “Ruling”) concerning the preliminary injunction of infringement upon UMC’s patent right (Patent No.: ZL200310103485.9) by Micron (Shanghai) Trading Co. on July 3rd, 2018. The main contents of the Ruling include: Micron (Shanghai) Trading Co. shall immediately cease the act of the infringement of the patent right (Patent No.: ZL200310103485.9) by stopping the sale and import of 5 infringing products such as Crucial MX300 2.5” SSD 525GB and NW853chip; Xiamen SiMing District Hsin Tung Yuan Computer Operation Department shall immediately cease the act of the infringement of the patent right (Patent No.: ZL200310103485.9) by stopping the sale of Crucial MX300 2.5” SSD 525GB.

6. Countermeasures:

The Company has appointed lawyers to defend the rights and interests of the Company and its shareholders.

7. Any other matters that need to be specified:

(1) The Company found products that Micron sells in mainland China infringing the Company's patent rights granted in China. The Company then initiated patent infringement action in China and filed application with the Chinese court to stop the infringing acts according to the China patent law.

(2) In accordance with the laws of China, applications for stopping the infringement of patent rights involved in a case must meet the following criteria: first, the applicant must possess stable and effective patent rights; second, the respondent’s conduct can be identified as infringement upon preliminary judgment; third, if the infringement is not ceased immediately, damages to the applicant are irreversible. Since China court has granted its approval to the Company's application for preliminary injunction, that Micron (Shanghai) Trading Co. infringes the Company's patent right has been deemed preliminarily by the court to be true.

(3) UMC has devoted a great deal of resources and manpower to researching and developing semiconductor manufacturing technology. Its achievements can be applied to logic chips or memory chips (DRAM), and the company has applied for patents in various countries while continuing to monitor these patents as market conditions evolve. After conducting an in-depth review, UMC found that Micron's products sold in mainland China did indeed infringe upon the patent rights of the company, and thus patent infringement litigation has been pursued in order to obtain fair judgment.

Exhibit 99.2

Fuzhou Intermediate People's Court rules for Micron Semiconductor (Xi'an) Co. and Micron (Shanghai) Trading Co. to suspend their infringement

1. Date of occurrence of the event: 2018/07/03

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

The Company received No.137-2 Civil Ruling rendered by Fuzhou Intermediate People's Court (hereinafter referred to as the “Ruling”) concerning the preliminary injunction of infringement upon UMC’s patent right (Patent No.: ZL03100966.2) by Micron Semiconductor (Xi'an) Co. and Micron (Shanghai) Trading Co. on July 3rd, 2018. The main contents of the Ruling include: Micron Semiconductor (Xi'an) Co. shall immediately cease the act of the infringement of the patent right (Patent No.: ZL03100966.2) by stopping the make, sale and import of 12 infringing products such as Crucial BALLISTIX 16GB KIT 2-8GB DDR4-2400 UDIMM 1.2V and BX chip; Micron (Shanghai) Trading Co. shall immediately cease the act of the infringement of the patent right (Patent No.: ZL03100966.2) by stopping the sale and import of 17 infringing products such as Crucial DDR4 2400 8G notebook RAM and C9BGM Chip; Xiamen SiMing District Hsin Tung Yuan Computer Operation Department shall immediately cease the act of the infringement of the patent right (Patent No.: ZL03100966.2) by stopping the sale and offer for sale of Crucial DDR4 2400 8G notebook RAM and C9BGM Chip.

6. Countermeasures:

The Company has appointed lawyers to defend the rights and interests of the Company and its shareholders.

7. Any other matters that need to be specified:

(1) The Company found products that Micron sells in mainland China infringing the Company's patent rights granted in China. The Company then initiated patent infringement action in China and filed application with the Chinese court to stop the infringing acts according to the China patent law.

(2) In accordance with the laws of China, applications for stopping the infringement of patent rights involved in a case must meet the following criteria: first, the applicant must possess stable and effective patent rights; second, the respondent’s conduct can be identified as infringement upon preliminary judgment; third, if the infringement is not ceased immediately, damages to the applicant are irreversible. Since China court has granted its approval to the Company's application for preliminary injunction, that Micron Semiconductor (Xi'an) Co. and Micron (Shanghai) Trading Co. infringe the Company's patent right has been deemed preliminarily by the court to be true.

(3) UMC has devoted a great deal of resources and manpower to researching and developing semiconductor manufacturing technology. Its achievements can be applied to logic chips or memory chips (DRAM), and the company has applied for patents in various countries while continuing to monitor these patents as market conditions evolve. After conducting an in-depth review, UMC found that Micron's products sold in mainland China did indeed infringe upon the patent rights of the company, and thus patent infringement litigation has been pursued in order to obtain fair judgment.